BUFFALO GOLD LTD.

Suite 300, 1055 West Hastings Street, Vancouver, B.C., Canada V6E 2E9

Phone: 604-685-5492  Fax: 604-688-4169

BUFFALO ACQUIRES OPTION OVER

MT. KARE GOLD PROPERTY IN PAPUA NEW GUINEA

October 5, 2005 - Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to announce that it has reached an agreement in principle with Longview Capital Partners Limited (“Longview”) to acquire up to a 90% interest in the Mt. Kare Property in Papua New Guinea.  Longview holds an option from Madison Minerals Inc. (“Madison”) to acquire up to a 100% interest of Madison’s 90% interest in the Mt. Kare Property.

The Mt. Kare Property is contiguous to Placer Dome’s Porgera Mine property, where current reserves and resources, along with past production total more than 28 million ounces of gold.  The various styles of mineralization identified at both Porgera and Mt. Kare are very similar in geologic setting and structural controls.

The existing geologic resource at Mt. Kare (using a 1.0 gm/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 gm/t gold) is estimated by the independent engineering firm of Watts Griffis & McOuat to be:

Resource Classification	Million Tonnes	gm Au/t	gm Ag/t
Indicated Mineral Resources Inferred Mineral Resources	14.68 10.85	2.36 1.98	33.7 22.7

This resources estimate was completed prior to the implementation of NI 43-101 and should be considered an historic estimate only.

In order to acquire its interest in the Mt. Kare Property, Buffalo will assume Longview’s obligations under its agreement with Madison as follows:

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Buffalo will complete a preliminary feasibility study by January 4, 2007 and pay Madison, in cash or shares at Madison’s election, a total of CAD$500,000 by October 1, 2006 on a quarterly basis to acquire a 49% interest in Madison Enterprises (PNG) Ltd. (“Madison PNG”), a wholly-owned subsidiary of Madison that is the holder of the Mt. Kare Property

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Buffalo can acquire a further 2% interest (51% in the aggregate) by paying, in cash or shares at Buffalo’s election, a further CAD$500,000 on or before February 15, 2007

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Buffalo can acquire a further 14% interest (65% in the aggregate) by completing a bankable final feasibility study by July 4, 2008 at the latest

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After acquiring at least a 51% interest, Buffalo will have the right to acquire the balance of Madison’s interest based on an independent valuation of Madison’s remaining interest for cash or shares of Buffalo or a combination of both

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If Buffalo elects not to acquire Madison’s remaining interest, Buffalo and Madison will enter into a joint venture for the further development of Mt. Kare.

Subject to regulatory approval, Buffalo will issue to Longview 17,000,000 common shares of Buffalo at a deemed price of USD$0.25 per share upon Buffalo having acquired the initial 49% interest in Madison PNG from Madison.  In addition, Buffalo has agreed to pay Longview CAD$200,000 in blocks of CAD$50,000 on signing of the acquisition agreement and every three months thereafter until paid.

This acquisition will require the approval of Buffalo’s shareholders and Buffalo will seek such approval as soon as it is in a position to do so.

Subject to regulatory approval, Buffalo has granted incentive stock options entitling the purchase of up to 900,000 shares of Buffalo at a price of USD$0.35 per share until October 5, 2010.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

Damien Reynolds,

Chairman of the Board of Directors

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN